





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-08680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V.M. Manning & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 E. Washington Street, Suite B
(No. and Street)

Greenville (City) SC (State) 29601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nelson B. Arrington III 864.232.9576
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln. (Address) China Spring (City) TX (State) 76633 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nelson B. Arrington, III _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

V.M. Manning & Co., Inc. _____ , as

of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

President
_____
Title



Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

V.M. Manning & Co., Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission
Including Independent Auditor's Report Thereon
December 31, 2020

Contents

V.M. Manning & Co., Inc.

Independent Auditor's Opinion

For the Year Ended December 31, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of V.M. Manning & Co., Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of V.M. Manning & Co., Inc. (the "Company") as of December 31, 2020, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC

China Spring, Texas
February 12, 2021

We have served as the V.M. Manning & Co., Inc.'s auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

4

V.M. Manning & Co., Inc.

Financial Statements

For the Year Ended December 31, 2020

V.M. Manning & Co., Inc.
Statement of Financial Condition
For the Year Ended December 31, 2020

ASSETS				
Current Assets				
Checking/Savings	$311,116			
Total Checking/Savings		$311,116		
Other Current Assets				
Advisory Fees Receivables	$146,492			
Total Other Current Assets		$146,492		
Total Current Assets			$457,607	
Other Assets				
Loan to Officer		$10,000		
Vehicle	$34,509			
Accum Depreciation	$(2,876)			
Total Vehicle		$31,633		
Total Other Assets			$41,633	
TOTAL ASSETS				$499,240
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Payroll Taxes Due	$17,882			
Accrued Salary	$12,000			
Total Current Liabilities		$29,882		
Total Liabilities				$29,882
Equity				
Capital Stock	$7,500			
Retained Earnings	$395,007			
Net Income	$66,852			
Total Equity				$469,359
TOTAL LIABILITIES & EQUITY				$499,240

The accompanying notes are an integral part of these financial statements.

V.M. Manning & Co., Inc.
Statement of Comprehensive Income
For the Year Ended December 31, 2020

Income		
Interest Earned	$758	
Comm Mutual Fund	$23,490	
Management Fees	$512,309	
Total Income		$536,556
Expense		
Audit Fees	$2,807	
Communications	$2,498	
Contributions	$200	
Depreciation	$2,876	
Dues & Subscriptions	$6,654	
Floor Brokerage Fee	$265	
Group Insurance	$35,130	
Salaries	$359,052	
Insurance	$7,975	
Office Supplies	$2,073	
Office Expenses	$332	
Payroll Taxes	$24,550	
Postage	$313	
Professional Fees	$4,923	
Rent	$16,768	
Utilities	$2,482	
Regulatory Fees	$4,582	
Salaries	$5,999	
Taxes & License	$18,387	
Travel&Entertainment	$375	
Total Expense		$498,239
Net Operating Income		$38,318
Other Income/Expense		
Asset Impairment Expense	$(12,785)	
Other Income	$49,000	
Total Other Income/Expense		$36,215
Other Comprehensive Income		
Accumulated Other Comprehensive Income		
Due to Asset Impairment Charge		$(7,680)
Comprehensive Income		$66,852

The accompanying notes are an integral part of these financial statements.

V.M. Manning & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

OPERATING ACTIVITIES
   Net Comprehensive Income $ 66,852
   Adjustments to reconcile Net Income
   to net cash provided by operations:
      Advisory Fees Receivables $(22,771)
      Payroll Taxes Due $ 16,854
Net cash provided by Operating Activities $ 60,935

INVESTING ACTIVITIES
      Asset Impairment $ 20,465
      Vehicle $(34,509)
      Accum Depreciation $ 2,876
Net cash provided by Investing Activities $(11,168)

Net cash increase for period $ 49,767

Cash at beginning of period $ 261,349

Cash at end of period $ 311,116

The accompanying notes are an integral part of these financial statements.

V.M. Manning & Co., Inc.
Statement of Changes in Ownership Equity
For the Year Ended December 31, 2020

| | Common Stock | | Retained | Other Comprehensive | Total Stockholder's |
	Shares	Amount	Earnings	Income	Equity
Balance at 1/1/2020	7,500	$7,500	$387,327	$7,680	$402,507
Net Income	-	-	$74,532	-	$74,532
Other Comprehensive Income	-	-	-	($7,680)	($7,680)
Balance at 12/31/2020	7,500	$7,500	$461,859	-	$469,359

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

V.M. Manning & Co,, Inc. (the Company) was incorporated in the State of South Carolina effective May 12, 1960. The Company has adopted a calendar year.

Description of Business

The Company, located in Greenville, South Carolina, is a registered investment advisor with the state of South Carolina. The firm is also a brokerage firm which is registered with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1) exemption.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Mutual fund commission revenues cannot be reasonably estimated and are therefore recorded by the Company on the date received by the Company. RIA fees are estimable and are recorded on an accrual basis. For the 2020 calendar year, RIA fees and mutual fund fees comprised 95.5%, and 4.4%, respectively.

Depreciation

Depreciation is calculated using the straight-line methods.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not aware of any uncertain tax positions in it tax return. We currently have an NOL carry-forward loss that exceeds our current income and is available until 2026. Due to this there is no estimate for federal or state income taxes due.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2020, the Company had Comprehensive Income of $66,852.

Concentrations

The Company has revenue concentrations; the company specializing in trades of mutual funds for its individual and institutional customers and earns RIA fees for managing investment accounts for individuals.

Debt

On April 8, 2020, the Company received loan proceeds in the amount of $49,000 and bears interest at a rate of 1% per annum under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period. The Company intends to use the proceeds for purposes consistent with the PPP.

On November 8, 2020, the Company obtained full forgiveness on the loan and interest due. The forgiveness of the loan and interest is recognized as a gain on extinguishment of debt in the amount of $49,000.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customers' funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds or securities to the custodial firm who maintains the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2020, the Company is owed from an employee $10,000 on a non-interest bearing, unsecured loan. The Company also leases it office space from a related party at the current rate of $1,200 per month. The total rental payments to the related party were $14,400 for the year-ended December 31, 2020, which is included as a component of rent expense on the statement of income.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

As of December 31, 2020, the Company had no other commitments or contingencies

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Automobile	5 years	$34,509
Furniture and equipment	3 – 7 years	$46,714
Leasehold improvements	7 years	0
Less – accumulated depreciation		($49,589)
Total		$31,633

Depreciation expense was $2,876 for the year December 31, 2020.

NOTE G – RENT

The rent expense for the year was $16,768; the amount paid was for the lease on the office space and parking.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). Due to an inability to receive an updated, fair value appraisal on the coins we have held as a physical asset, we have elected to write off the value of the coins in the amount of $20,465.

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE J – SUBSEQUEST EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 12, 2021 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

V.M. Manning & Co., Inc.

Supplementary Information

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2020

V.M. Manning & Co., Inc.
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2020

Computation of Net Capital

Total Stockholder's equity:		$ 469,359
Non-allowable assets:		
Other Assets	41,633	
Accounts receivable	146,491	(188,124)
Other Charges		
Other	0.00	
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 281,235

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness		$ 1,993
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 276,235

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$ 29,881
Percentage of aggregate indebtedness to net capital		10.60%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2020	$ 281,235
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	(0.00)
Change in Other Haircuts	0.00
NCC per Audit	281,235
Reconciled Difference	$ (0.00)

V.M. Manning & Co., Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the Year Ended December 31, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $281,235 which was $276,235 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 10.60%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3(k)(1).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section.

V.M. Manning & Co., Inc.

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)Of the Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2020



TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(1)

Nelson Battle Arrington, III
V.M. Manning & Co., Inc.
211 E Washington Street,
Suite B
Greenville, SC 29601

Dear Nelson Battle Arrington, III:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which V.M. Manning & Co., Inc. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. V.M. Manning & Co., Inc. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. V.M. Manning & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about V.M. Manning & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC

China Spring, Texas
February 12, 2021

18

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

V.M. Manning & Co., Inc.
211 E Washington Street, Suite B
Greenville, SC 29601

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, V.M. Manning & Co., Inc.:

1. Claims exemption 15c3-3(k)(1) from 15c3-3,

2. We have met the identified exemption from January 01, 2020 through December 31, 2020, without exception, unless, noted in number 3, below,

3. We have no exceptions to report this fiscal year.

Regards,



Nelson Battle Arrington, III
President
V.M. Manning & Co., Inc.

V.M. Manning & Co., Inc.

Supplementary Auditor's Agreed upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the Year Ended December 31, 2020



TuttleBond
Certified Public Accountants

V.M. Manning & Co., Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

V.M. Manning & Co., Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2020, which were agreed to by V.M. Manning & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating V.M. Manning & Co., Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. V.M. Manning & Co., Inc.'s management is responsible for V.M. Manning & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2020 through December 31, 2020 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PPLC

China Spring, Texas
February 12, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

21

V.M. Manning & Co., Inc.
Supplementary Agreed Upon Procedures Report SIPC Reconciliation
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the Year Ended December 31, 2020

SIPC 7 Reconciliation

Total Due	$ 795			
Overpayment Applied	$ -			
Balance Due after Applied Overpayment	$ 795			

		Date Paid	Check #	Paid To:
Paid with SIPC 6	$ 359	July 29, 2020	1723	SIPC
Paid with SIPC 7	$ 436	January 25, 2021	1802	SIPC
Total Paid	$ 795			
Reconciled Difference (Overpayment)/Underpayment	$ 0			